The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying prospectus, prospectus supplement and underlying supplement do not constitute an offer to sell the Notes and we are not soliciting an offer to buy the Notes in any state where the offer or sale is not permitted.

Subject to Completion. Amendment No. 1 Dated October 1, 2019 to Preliminary Pricing Supplement Dated September 30, 2019

Pricing Supplement dated October , 2019 (To the Prospectus dated August 1, 2019, the Prospectus Supplement dated August 1, 2019 and the Underlying Supplement dated August 1, 2019)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-232144
$ Capped Buffered Return Enhanced Notes Due April 30, 2021 Linked to the Health Care Select Sector SPDR® Fund Global Medium-Term Notes, Series A

General

•	Unlike ordinary debt securities, the Notes do not pay interest and do not guarantee any return of principal at maturity. Instead, as described below, the Notes offer leveraged exposure to potential appreciation of the Underlier from the Initial Underlier Value to the Final Underlier Value, subject to the Maximum Return. Investors should be willing to forgo dividend payments and, if the Final Underlier Value is less than the Buffer Value, be willing to lose some or all of their investment at maturity.

•	Unsecured and unsubordinated obligations of Barclays Bank PLC

•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof

•	The Notes are expected to price on or about October 28, 2019† (the “Pricing Date”) and are expected to issue on or about October 31, 2019† (the “Issue Date”).

Key Terms	Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.
Issuer:	Barclays Bank PLC
Reference Asset*:	The Health Care Select Sector SPDR® Fund (Bloomberg ticker symbol “XLV”) (the “Underlier”)
Payment at Maturity:

If the Final Underlier Value is greater than the Initial Underlier Value, you will receive a cash payment on the Maturity Date per $1,000 principal amount Note that will provide a return equal to the Underlier Return multiplied by the Upside Leverage Factor, subject to the Maximum Return, calculated as follows:

$1,000 + ($1,000 × the lesser of (a) Underlier Return × Upside Leverage Factor and (b) Maximum Return)

If the Final Underlier Value is less than or equal to the Initial Underlier Value but greater than or equal to the Buffer Value, you will receive a cash payment on the Maturity Date of $1,000 per $1,000 principal amount Note.

If the Final Underlier Value is less than the Buffer Value, you will lose 1.11111% of the principal amount of your Notes for every 1% that the Final Underlier Value is less than the Buffer Value. Under these circumstances, you will receive a cash payment on the Maturity Date per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 × (Underlier Return + Buffer Percentage) × Downside Leverage Factor]

If the Final Underlier Value is less than the Buffer Value, the Notes will be exposed on a leveraged basis to the decline in the value of the Underlier below the Buffer Value and you will lose some or all of your investment at maturity. Any payment on the Notes, including any repayment of principal, is not guaranteed by any third party and is subject to (a) the creditworthiness of Barclays Bank PLC and (b) the risk of exercise of any U.K. Bail-in Power (as described on page PS- 3 of this pricing supplement) by the relevant U.K. resolution authority. See “Selected Risk Considerations” and “Consent to U.K. Bail-in Power” in this pricing supplement and “Risk Factors” in the accompanying prospectus supplement.

U.K. Bail-in Power Acknowledgment:	Notwithstanding any other agreements, arrangements or understandings between Barclays Bank PLC and any holder or beneficial owner of the Notes, by acquiring the Notes, each holder and beneficial owner of the Notes acknowledges, accepts, agrees to be bound by and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority. See “Consent to U.K. Bail-in Power” on page PS-3 of this pricing supplement.
Upside Leverage Factor:	2.00
Maximum Return:	At least 14.20%. For example, assuming a Maximum Return of 14.20%, if the Underlier Return is greater than or equal to 7.10%, you will receive the Maximum Return of 14.20%, which entitles you to the maximum payment at maturity of $1,142.00 per $1,000 principal amount Note. The actual Maximum Return at maturity will be determined on the Pricing Date.
Underlier Return:	Final Underlier Value – Initial Underlier Value Initial Underlier Value
Buffer Value*:	$ , which is 90.00% of the Initial Underlier Value (rounded to two decimal places)
Buffer Percentage:	10.00%
Downside Leverage Factor:	1.11111
Initial Underlier Value*:	$ , which is the Closing Price of the Underlier on the Pricing Date
Final Underlier Value*:	The arithmetic average of the Closing Prices of the Underlier on the Averaging Dates (rounded to two decimal places)
Closing Price*:	Closing Price has the meaning set forth under “Reference Assets—Exchange-Traded Funds—Special Calculation Provisions” in the prospectus supplement.
Averaging Dates†:	April 21, 2021, April 22, 2021, April 23, 2021, April 26, 2021 and April 27, 2021. The final Averaging Date, April 27, 2021, is the “Final Valuation Date.”
Maturity Date*†:	April 30, 2021
Calculation Agent:	Barclays Bank PLC
CUSIP/ISIN:	06747NLD4 / US06747NLD48
*	If the shares of the Underlier are de-listed or if the Underlier is liquidated or otherwise terminated, the Calculation Agent may select a successor fund or, if no successor fund is available, may accelerate the Maturity Date. In addition, in the case of certain events related to the Underlier, the Calculation Agent may adjust any variable, including but not limited to, the Underlier, Initial Underlier Value, Final Underlier Value, Buffer Value and Closing Price of the Underlier if the Calculation Agent determines that the event has a diluting or concentrative effect on the theoretical value of the shares of the Underlier. For more information, see “Reference Assets—Exchange-Traded Funds—Adjustments Relating to Securities with an Exchange-Traded Fund as a Reference Asset” in the accompanying prospectus supplement.

†	Expected. In the event that we make any change to the expected Pricing Date or Issue Date, the Averaging Dates and/or the Maturity Date may be changed so that the stated term of the Notes remains the same. Each Averaging Date may be postponed if that Averaging Date is not a scheduled trading day or if a market disruption event occurs on that Averaging Date as described under “Reference Assets—Exchange-Traded Funds—Market Disruption Events for Securities with an Exchange-Traded Fund That Holds Equity Securities as a Reference Asset” in the accompanying prospectus supplement. In addition, the Maturity Date will be postponed if that day is not a business day or if the Final Valuation Date is postponed as described under “Terms of the Notes—Payment Dates” in the accompanying prospectus supplement.

	Initial Issue Price[1,2]	Price to Public	Agent’s Commission[2]	Proceeds to Barclays Bank PLC
Per Note	$1,000	100%	1.25%	98.75%
Total	$●	$●	$●	$●
[1]	Our estimated value of the Notes on the Pricing Date, based on our internal pricing models, is expected to be between $956.50 and $976.50 per Note. The estimated value is expected to be less than the initial issue price of the Notes. See “Additional Information Regarding Our Estimated Value of the Notes” on page PS-14 of this pricing supplement.

[2]	J.P. Morgan Securities LLC and JPMorgan Chase Bank, N.A. will act as placement agents for the Notes. The placement agents will forgo fees for sales to fiduciary accounts. The total fees represent the amount that the placement agents receive from sales to accounts other than such fiduciary accounts. The placement agents will receive a fee from the Issuer or one of its affiliates that will not exceed $12.50 per Note.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-7 of the prospectus supplement and “Selected Risk Considerations” beginning on page PS-8 of this pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these Notes or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our unsecured and unsubordinated obligations. The Notes are not deposit liabilities of Barclays Bank PLC and are not covered by the U.K. Financial Services Compensation Scheme or insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency or deposit insurance agency of the United States, the United Kingdom or any other jurisdiction.

JPMorgan Placement Agent

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated August 1, 2019, as supplemented by the prospectus supplement dated August 1, 2019 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part, and the underlying supplement dated August 1, 2019. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated August 1, 2019: http://www.sec.gov/Archives/edgar/data/312070/000119312519210880/d756086d424b3.htm

•	Prospectus supplement dated August 1, 2019: http://www.sec.gov/Archives/edgar/data/312070/000095010319010190/dp110493_424b2-prosupp.htm

•	Underlying supplement dated August 1, 2019: http://www.sec.gov/Archives/edgar/data/312070/000095010319010191/dp110497_424b2-underlying.htm

Our SEC file number is 1-10257. As used in this pricing supplement, “we,” “us” and “our” refer to Barclays Bank PLC.

Consent to U.K. Bail-in Power

Notwithstanding any other agreements, arrangements or understandings between us and any holder or beneficial owner of the Notes, by acquiring the Notes, each holder and beneficial owner of the Notes acknowledges, accepts, agrees to be bound by and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority.

Under the U.K. Banking Act 2009, as amended, the relevant U.K. resolution authority may exercise a U.K. Bail-in Power in circumstances in which the relevant U.K. resolution authority is satisfied that the resolution conditions are met. These conditions include that a U.K. bank or investment firm is failing or is likely to fail to satisfy the Financial Services and Markets Act 2000 (the “FSMA”) threshold conditions for authorization to carry on certain regulated activities (within the meaning of section 55B FSMA) or, in the case of a U.K. banking group company that is a European Economic Area (“EEA”) or third country institution or investment firm, that the relevant EEA or third country relevant authority is satisfied that the resolution conditions are met in respect of that entity.

The U.K. Bail-in Power includes any write-down, conversion, transfer, modification and/or suspension power, which allows for (i) the reduction or cancellation of all, or a portion, of the principal amount of, interest on, or any other amounts payable on, the Notes; (ii) the conversion of all, or a portion, of the principal amount of, interest on, or any other amounts payable on, the Notes into shares or other securities or other obligations of Barclays Bank PLC or another person (and the issue to, or conferral on, the holder or beneficial owner of the Notes such shares, securities or obligations); and/or (iii) the amendment or alteration of the maturity of the Notes, or amendment of the amount of interest or any other amounts due on the Notes, or the dates on which interest or any other amounts become payable, including by suspending payment for a temporary period; which U.K. Bail-in Power may be exercised by means of a variation of the terms of the Notes solely to give effect to the exercise by the relevant U.K. resolution authority of such U.K. Bail-in Power. Each holder and beneficial owner of the Notes further acknowledges and agrees that the rights of the holders or beneficial owners of the Notes are subject to, and will be varied, if necessary, solely to give effect to, the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. For the avoidance of doubt, this consent and acknowledgment is not a waiver of any rights holders or beneficial owners of the Notes may have at law if and to the extent that any U.K. Bail-in Power is exercised by the relevant U.K. resolution authority in breach of laws applicable in England.

For more information, please see “Selected Risk Considerations—You May Lose Some or All of Your Investment If Any U.K. Bail-in Power Is Exercised by the Relevant U.K. Resolution Authority” in this pricing supplement as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail could materially adversely affect the value of the securities” and “Risk Factors—Risks Relating to the Securities Generally—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement.

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Underlier?

The following table and examples illustrate the hypothetical payment at maturity and the hypothetical total return on the Notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000. The table and examples set forth below assume a hypothetical Initial Underlier Value of $100.00, a hypothetical Maximum Return of 14.20%, a hypothetical Buffer Value of $90.00 (90.00% of the hypothetical Initial Underlier Value) and the Final Underlier Values set forth below. The actual Initial Underlier Value, Maximum Return and Buffer Value will be determined on the Pricing Date, and the actual Final Underlier Value will be the arithmetic average of the Closing Prices of the Underlier on the Averaging Dates. The hypothetical Initial Underlier Value of $100.00 has been chosen for illustrative purposes only and may not represent a likely actual Initial Underlier Value. For historical Closing Prices of the Underlier, see the historical information set forth under the section titled “The Health Care Select Sector SPDR® Fund” below. Each hypothetical payment at maturity or total return set forth below is for illustrative purposes only and may not be the actual payment at maturity or total return applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis. The table and examples below do not take into account any tax consequences from investing in the Notes.

Final Underlier Value	Underlier Return	Payment at Maturity	Total Return on Notes
$200.00	100.00%	$1,142.00	14.200%
$190.00	90.00%	$1,142.00	14.200%
$180.00	80.00%	$1,142.00	14.200%
$170.00	70.00%	$1,142.00	14.200%
$160.00	60.00%	$1,142.00	14.200%
$150.00	50.00%	$1,142.00	14.200%
$140.00	40.00%	$1,142.00	14.200%
$130.00	30.00%	$1,142.00	14.200%
$120.00	20.00%	$1,142.00	14.200%
$115.00	15.00%	$1,142.00	14.200%
$110.00	10.00%	$1,142.00	14.200%
$107.10	7.10%	$1,142.00	14.200%
$105.00	5.00%	$1,100.00	10.000%
$102.50	2.50%	$1,050.00	5.000%
$101.00	1.00%	$1,020.00	2.000%
$100.00	0.00%	$1,000.00	0.000%
$95.00	-5.00%	$1,000.00	0.000%
$90.00	-10.00%	$1,000.00	0.000%
$85.00	-15.00%	$944.44	-5.556%
$80.00	-20.00%	$888.89	-11.111%
$70.00	-30.00%	$777.78	-22.222%
$60.00	-40.00%	$666.67	-33.333%
$50.00	-50.00%	$555.56	-44.444%
$40.00	-60.00%	$444.44	-55.556%
$30.00	-70.00%	$333.33	-66.667%
$20.00	-80.00%	$222.22	-77.778%
$10.00	-90.00%	$111.11	-88.889%
$0.00	-100.00%	$0.00	-100.000%

Hypothetical Examples of Amount Payable at Maturity

The following examples illustrate how the payment at maturity and total return in different hypothetical scenarios are calculated.

Example 1: The value of the Underlier increases from the Initial Underlier Value of $100.00 to a Final Underlier Value of $115.00, resulting in an Underlier Return of 15.00%.

Because the Final Underlier Value is greater than the Initial Underlier Value and the Underlier Return of 15.00% multiplied by the Upside Leverage Factor of 2.00 exceeds the Maximum Return of 14.20%, the investor receives a payment at maturity of $1,142.00 per $1,000 principal amount Note, which is the maximum payment on the Notes.

The total return on the Notes is 14.200%, which is the Maximum Return.

Example 2: The value of the Underlier increases from the Initial Underlier Value of $100.00 to a Final Underlier Value of $105.00, resulting in an Underlier Return of 5.00%.

Because the Final Underlier Value is greater than the Initial Underlier Value and the Underlier Return of 5.00% multiplied by the Upside Leverage Factor of 2.00 is less than the Maximum Return, the investor receives a payment at maturity of $1,100.00 per $1,000 principal amount Note, calculated as follows:

$1,000 + ($1,000 × Underlier Return × Upside Leverage Factor)

$1,000 + ($1,000 × 5.00% × 2.00) = $1,100.00

The total return on the Notes is 10.000%.

Example 3: The value of the Underlier decreases from the Initial Underlier Value of $100.00 to a Final Underlier Value of $90.00, resulting in an Underlier Return of -10.00%.

Because the Final Underlier Value is less than or equal to the Initial Underlier Value but is greater than or equal to the Buffer Value, the investor receives a payment at maturity of $1,000.00 per $1,000 principal amount Note.

The total return on the Notes is 0.000%.

Example 4: The value of the Underlier decreases from the Initial Underlier Value of $100.00 to a Final Underlier Value of $50.00, resulting in an Underlier Return of -50.00%.

Because the Final Underlier Value is less than the Buffer Value and the Underlier Return is -50.00%, the investor receives a payment at maturity of $555.56 per $1,000 principal amount Note, calculated as follows:

$1,000 + [$1,000 × (Underlier Return + Buffer Percentage) × Downside Leverage Factor]

$1,000 + [$1,000 × (-50.00% + 10.00%) × 1.11111] = $555.56

The total return on the Notes is -44.444%.

Selected Purchase Considerations

The Notes are not suitable for all investors. The Notes may be a suitable investment for you if all of the following statements are true:

•	You do not seek an investment that produces periodic interest or coupon payments or other sources of current income.

•	You anticipate that the Final Underlier Value will be greater than the Initial Underlier Value, and you are willing and able to accept the risk that, if the Final Underlier Value is less than the Buffer Value, you will lose some or all of your investment at maturity.

•	You understand and accept that any potential return on the Notes is limited by the Maximum Return.

•	You are willing and able to accept the risks associated with an investment linked to the performance of the Underlier, as explained in more detail in the “Selected Risk Considerations” section of this pricing supplement.

•	You understand and accept that you will not be entitled to receive dividends or distributions that may be paid to holders of the Underlier or the securities held by the Underlier, nor will you have any voting rights with respect to the Underlier or the securities held by the Underlier.

•	You do not seek an investment for which there will be an active secondary market and you are willing and able to hold the Notes to maturity.

•	You are willing and able to assume our credit risk for all payments on the Notes.

•	You are willing and able to consent to the exercise of any U.K. Bail-in Power by any relevant U.K. resolution authority.

The Notes may not be a suitable investment for you if any of the following statements are true:

•	You seek an investment that produces periodic interest or coupon payments or other sources of current income.

•	You seek an investment that provides for the full repayment of principal at maturity.

•	You anticipate that the Final Underlier Value will be less than the Initial Underlier Value, or you are unwilling or unable to accept the risk that, if the Final Underlier Value is less than the Buffer Value, you will lose some or all of your investment at maturity.

•	You seek an investment with uncapped exposure to any positive performance of the Underlier.

•	You are unwilling or unable to accept the risks associated with an investment linked to the performance of the Underlier, as explained in more detail in the “Selected Risk Considerations” section of this pricing supplement.

•	You seek an investment that entitles you to dividends or distributions on, or voting rights related to, the Underlier or the securities held by the Underlier.

•	You seek an investment for which there will be an active secondary market and/or you are unwilling or unable to hold the Notes to maturity.

•	You are unwilling or unable to assume our credit risk for all payments on the Notes.

•	You are unwilling or unable to consent to the exercise of any U.K. Bail-in Power by any relevant U.K. resolution authority.

You must rely on your own evaluation of the merits of an investment in the Notes. You should reach a decision whether to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the specific information set forth in this pricing supplement, the prospectus, the prospectus supplement and the underlying supplement. Neither the Issuer nor Barclays Capital Inc. makes any recommendation as to the suitability of the Notes for investment.

Tax Consequences

You should review carefully the sections entitled “Material U.S. Federal Income Tax Consequences—Tax Consequences to U.S. Holders—Notes Treated as Prepaid Forward or Derivative Contracts” and, if you are a non-U.S. holder, “—Tax Consequences to Non-U.S. Holders,” in the accompanying prospectus supplement. The following discussion, when read in combination with those sections, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of the Notes.

Based on current market conditions, in the opinion of our special tax counsel, the Notes should be treated for U.S. federal income tax purposes as prepaid forward contracts with respect to the Underlier. Assuming this treatment is respected, upon a sale or exchange of the Notes (including redemption at maturity), you should recognize gain or loss equal to the difference between the amount realized on the sale or exchange and your tax basis in the Notes, which should equal the amount you paid to acquire the Notes. Subject to the application of the constructive ownership rules, any gain or loss recognized on your Notes should be treated as long-term capital gain or loss if you hold your Notes for more than a year, whether or not you are an initial purchaser of Notes at the original issue price. The Notes could be treated as constructive ownership transactions within the meaning of Section 1260 of the Internal Revenue Code of 1986, as amended (the “Code”), in which case any gain recognized in respect of the Notes that would otherwise be long-term capital gain and that was in excess of the “net underlying long-term capital gain” (as defined in Section 1260) would be treated as ordinary income, and a notional interest charge would apply as if that income had accrued for tax purposes at a constant yield over the Notes’ term. Our special tax counsel has not expressed an opinion with respect to whether the constructive ownership rules apply to the Notes. Accordingly, U.S. holders should consult their tax advisors regarding the potential application of the constructive ownership rules.

The Internal Revenue Service (the “IRS”) or a court may not respect the treatment of the Notes described above, in which case the timing and character of any income or loss on the Notes could be materially and adversely affected. In addition, in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the constructive ownership regime described above. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Notes, possibly with retroactive effect. You should consult your tax advisor regarding the U.S. federal income tax consequences of an investment in the Notes, including the potential application of the constructive ownership rules, possible alternative treatments and the issues presented by this notice.

Treasury regulations under Section 871(m) generally impose a withholding tax on certain “dividend equivalents” under certain “equity linked instruments.” A recent IRS notice excludes from the scope of Section 871(m) instruments issued prior to January 1, 2021 that do not have a “delta of one” with respect to underlying securities that could pay U.S.-source dividends for U.S. federal income tax purposes (each an “Underlying Security”). Based on our determination that the Notes do not have a “delta of one” within the meaning of the regulations, we expect that these regulations will not apply to the Notes with regard to non-U.S. holders. Our determination is not binding on the IRS, and the IRS may disagree with this determination. Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to an Underlying Security. If necessary, further information regarding the potential application of Section 871(m) will be provided in the pricing supplement for the Notes. You should consult your tax advisor regarding the potential application of Section 871(m) to the Notes.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Underlier, any of the securities held by the Underlier or the securities composing the Underlying Index (as defined under “The Health Care Select Sector SPDR® Fund” below). Some of the risks that apply to an investment in the Notes are summarized below, but we urge you to read the more detailed explanation of risks relating to the Notes generally in the “Risk Factors” section of the prospectus supplement. You should not purchase the Notes unless you understand and can bear the risks of investing in the Notes.

•	You May Lose Some or All of Your Principal — The Notes differ from ordinary debt securities in that the Issuer will not necessarily pay the full principal amount at maturity. If the Final Underlier Value is less than the Buffer Value, you will lose 1.11111% of the principal amount of your Notes for every 1% that the Final Underlier Value is less than the Buffer Value. Accordingly, if the Final Underlier Value is less than the Buffer Value, the Notes will be exposed on a leveraged basis to the decline in the value of the Underlier below the Buffer Value and you will lose some or all of your investment at maturity.

•	Your Maximum Gain on the Notes Is Limited to the Maximum Return — Any positive return on your Notes will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the value of the Underlier, which may be significant. We refer to this percentage as the Maximum Return, which is equal to at least 14.20%. The actual Maximum Return will be determined on the Pricing Date.

•	Credit of Issuer — The Notes are unsecured and unsubordinated debt obligations of the Issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any repayment of principal, is subject to the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Notes and, in the event Barclays Bank PLC were to default on its obligations, you might not receive any amount owed to you under the terms of the Notes.

•	You May Lose Some or All of Your Investment If Any U.K. Bail-in Power Is Exercised by the Relevant U.K. Resolution Authority — Notwithstanding any other agreements, arrangements or understandings between Barclays Bank PLC and any holder or beneficial owner of the Notes, by acquiring the Notes, each holder and beneficial owner of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority as set forth under “Consent to U.K. Bail-in Power” in this pricing supplement. Accordingly, any U.K. Bail-in Power may be exercised in such a manner as to result in you and other holders and beneficial owners of the Notes losing all or a part of the value of your investment in the Notes or receiving a different security from the Notes, which may be worth significantly less than the Notes and which may have significantly fewer protections than those typically afforded to debt securities. Moreover, the relevant U.K. resolution authority may exercise the U.K. Bail-in Power without providing any advance notice to, or requiring the consent of, the holders and beneficial owners of the Notes. The exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the Notes will not be a default or an Event of Default (as each term is defined in the senior debt securities indenture) and the trustee will not be liable for any action that the trustee takes, or abstains from taking, in either case, in accordance with the exercise of the U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the Notes. See “Consent to U.K. Bail-in Power” in this pricing supplement as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail could materially adversely affect the value of the securities” and “Risk Factors—Risks Relating to the Securities Generally—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement.

•	No Interest Payments — As a holder of the Notes, you will not receive interest payments.

•	Contingent Repayment of Principal Applies Only at Maturity — You should be willing to hold your Notes to maturity. Although the Notes provide for the repayment of your principal at maturity if the Final Underlier Value is greater than or equal to the Buffer Value, if you sell your Notes prior to maturity in the secondary market, if any, you may have to sell your Notes at a loss relative to your initial investment even if at that time the value of the Underlier is greater than or equal to the Buffer Value. See “Many Economic and Market Factors Will Impact the Value of the Notes” below.

•	Lack of Liquidity — The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Barclays Capital Inc. may at any time hold unsold inventory, which may inhibit the development of a secondary market for the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•	The Final Underlier Value Is Not Based on the Value of the Underlier at Any Time Other Than the Averaging Dates — The Final Underlier Value will be based solely on the arithmetic average of the Closing Prices of the Underlier on the

Averaging Dates and the payment at maturity will be based solely on the Final Underlier Value relative to the Initial Underlier Value. Therefore, if the value of the Underlier has declined as of one or more of the Averaging Dates, the payment at maturity, if any, may be significantly less than it would otherwise have been had the Final Underlier Value been determined at a time prior to such decline or after the value of the Underlier has recovered. Although the value of the Underlier on the Maturity Date or at other times during the term of your Notes may be higher than the Closing Price of the Underlier on the Averaging Dates, you will not benefit from the value of the Underlier at any time other than on the Averaging Dates.

•	Owning the Notes Is Not the Same as Owning the Underlier, the Component Securities Held by the Underlier or the Securities Composing the Underlying Index — The return on your Notes may not reflect the return you would realize if you actually owned the Underlier, the component securities held by the Underlier or the securities composing the Underlying Index. As a holder of the Notes, you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of the Underlier, the component securities held by the Underlier or the securities composing the Underlying Index would have.

•	Certain Features of the Underlier Will Impact the Value of the Notes — The performance of the Underlier will not fully replicate the performance of the Underlying Index, and the Underlier may hold securities or other assets not included in the Underlying Index. The value of the Underlier is subject to:

o	Management risk. This is the risk that the investment strategy for the Underlier, the implementation of which is subject to a number of constraints, may not produce the intended results. The Underlier’s investment adviser may have the right to use a portion of the Underlier’s assets to invest in shares of equity securities that are not included in the Underlying Index. The Underlier is not actively managed, and the Underlier’s investment adviser will generally not attempt to take defensive positions in declining markets.

o	Derivatives risk. The Underlier may invest in derivatives, including forward contracts, futures contracts, options on futures contracts, options and swaps. A derivative is a financial contract, the value of which depends on, or is derived from, the value of an underlying asset such as a security or an index. Compared to conventional securities, derivatives can be more sensitive to changes in interest rates or to sudden fluctuations in market prices, and thus the Underlier’s losses may be greater than if the Underlier invested only in conventional securities.

o	Transaction costs and fees. Unlike the Underlying Index, the Underlier will reflect transaction costs and fees that will reduce its performance relative to the Underlying Index.

Generally, the longer the time remaining to maturity, the more the market price of the Notes will be affected by the factors described above. In addition, the Underlier may diverge significantly from the performance of the Underlying Index due to differences in trading hours between the Underlier and the securities composing the Underlying Index or other circumstances. During periods of market volatility, the component securities held by the Underlier may be unavailable in the secondary market, market participants may be unable to calculate accurately the intraday net asset value per share of the Underlier and the liquidity of the Underlier may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares in the Underlier. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of the Underlier. As a result, under these circumstances, the market value of the Underlier may vary substantially from the net asset value per share of the Underlier. Because the Notes are linked to the performance of the Underlier and not the Underlying Index, the return on your Notes may be less than that of an alternative investment linked directly to the Underlying Index.

•	Anti-dilution Protection Is Limited, and the Calculation Agent Has Discretion to Make Anti-dilution Adjustments—The Calculation Agent may in its sole discretion make adjustments affecting the amounts payable on the Notes upon the occurrence of certain events that the Calculation Agent determines have a diluting or concentrative effect on the theoretical value of the shares of the Underlier. However, the Calculation Agent might not make such adjustments in response to all events that could affect the shares of the Underlier. The occurrence of any such event and any adjustment made by the Calculation Agent (or a determination by the Calculation Agent not to make any adjustment) may adversely affect any amounts payable on the Notes. See “Reference Assets—Exchange-Traded Funds—Adjustments Relating to Securities with an Exchange-Traded Fund as a Reference Asset—Anti-dilution Adjustments” in the accompanying prospectus supplement.

•	Adjustments to the Underlier or the Underlying Index Could Adversely Affect the Value of the Notes or Result in the Notes Being Accelerated—The investment adviser of the Underlier may add, delete or substitute the component securities held by the Underlier or make changes to its investment strategy, and the sponsor of the Underlying Index may add, delete, substitute or adjust the securities composing the Underlying Index or make other methodological changes to the Underlying Index that could affect its performance. In addition, if the shares of the Underlier are de-listed or if the Underlier is liquidated or otherwise terminated, the Calculation Agent may select a successor fund that the Calculation Agent determines to be comparable to the Underlier or, if no successor fund is available, the Maturity Date of the Notes will be accelerated for a payment determined by the Calculation Agent. Any of these actions could adversely affect the value of the Underlier and, consequently, the value of the Notes. Any amount payable upon acceleration could be significantly less than the amount(s) that would be due on the securities if they were not accelerated. See “Reference Assets—Exchange-Traded Funds—

Adjustments Relating to Securities with an Exchange-Traded Fund as a Reference Asset—Discontinuance of an Exchange-Traded Fund” in the accompanying prospectus supplement.

•	The Equity Securities Held By the Underlier Are Concentrated in the Health Care Sector — Each of the equity securities held by the Underlier has been issued by a company whose business is associated with the health care sector. Because the value of the securities is determined by the performance of the Underlier, an investment in the securities will be concentrated in this sector. As a result, the value of the securities may be subject to greater volatility and be more adversely affected by a single economic, political or regulatory occurrence affecting this sector than a different investment linked to securities of a more broadly diversified group of issuers.

•	Many Economic and Market Factors Will Impact the Value of the Notes — In addition to the value of the Underlier on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

o	the expected volatility of the Underlier and the securities held by the Underlier;

o	the time to maturity of the Notes;

o	the dividend rate on the Underlier;

o	interest and yield rates in the market generally;

o	supply and demand for the Notes;

o	a variety of economic, financial, political, regulatory and judicial events; and

o	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

•	The Estimated Value of Your Notes Is Expected to Be Lower Than the Initial Issue Price of Your Notes — The estimated value of your Notes on the Pricing Date is expected to be lower, and may be significantly lower, than the initial issue price of your Notes. The difference between the initial issue price of your Notes and the estimated value of the Notes is expected as a result of certain factors, such as any sales commissions expected to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost that we may incur in hedging our obligations under the Notes, and estimated development and other costs that we may incur in connection with the Notes.

•	The Estimated Value of Your Notes Might Be Lower if Such Estimated Value Were Based on the Levels at Which Our Debt Securities Trade in the Secondary Market — The estimated value of your Notes on the Pricing Date is based on a number of variables, including our internal funding rates. Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market. As a result of this difference, the estimated values referenced above might be lower if such estimated values were based on the levels at which our benchmark debt securities trade in the secondary market.

•	The Estimated Value of the Notes Is Based on Our Internal Pricing Models, Which May Prove to Be Inaccurate and May Be Different from the Pricing Models of Other Financial Institutions — The estimated value of your Notes on the Pricing Date is based on our internal pricing models, which take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize. These variables and assumptions are not evaluated or verified on an independent basis. Further, our pricing models may be different from other financial institutions’ pricing models and the methodologies used by us to estimate the value of the Notes may not be consistent with those of other financial institutions that may be purchasers or sellers of Notes in the secondary market. As a result, the secondary market price of your Notes may be materially different from the estimated value of the Notes determined by reference to our internal pricing models.

•	The Estimated Value of Your Notes Is Not a Prediction of the Prices at Which You May Sell Your Notes in the Secondary Market, if Any, and Such Secondary Market Prices, if Any, Will Likely Be Lower Than the Initial Issue Price of Your Notes and May Be Lower Than the Estimated Value of Your Notes — The estimated value of the Notes will not be a prediction of the prices at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do). The price at which you may be able to sell your Notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar sized trades, and may be substantially less than our estimated value of the Notes. Further, as secondary market prices of your Notes take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs related to the Notes such as fees, commissions, discounts, and the costs of hedging our obligations under the Notes, secondary market prices of your Notes will likely be lower than the initial issue price of your Notes. As a result, the price at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions, if any, will likely be lower than the price you paid for your Notes, and any sale prior to the Maturity Date could result in a substantial loss to you.

•	The Temporary Price at Which We May Initially Buy the Notes in the Secondary Market and the Value We May Initially Use for Customer Account Statements, if We Provide Any Customer Account Statements at All, May Not Be Indicative of Future Prices of Your Notes — Assuming that all relevant factors remain constant after the Pricing Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market (if Barclays Capital Inc. makes a market in the Notes, which it is not obligated to do) and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value of the Notes on the Pricing Date, as well as the secondary market value of the Notes, for a temporary period after the initial Issue Date of the Notes. The price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market and the value that we may initially use for customer account statements may not be indicative of future prices of your Notes.

•	We and Our Affiliates May Engage in Various Activities or Make Determinations That Could Materially Affect Your Notes in Various Ways and Create Conflicts of Interest — We and our affiliates play a variety of roles in connection with the issuance of the Notes, as described below. In performing these roles, our and our affiliates’ economic interests are potentially adverse to your interests as an investor in the Notes.

In connection with our normal business activities and in connection with hedging our obligations under the Notes, we and our affiliates make markets in and trade various financial instruments or products for our accounts and for the account of our clients and otherwise provide investment banking and other financial services with respect to these financial instruments and products. These financial instruments and products may include securities, derivative instruments or assets that may relate to the Underlier or its components. In any such market making, trading and hedging activity, investment banking and other financial services, we or our affiliates may take positions or take actions that are inconsistent with, or adverse to, the investment objectives of the holders of the Notes. We and our affiliates have no obligation to take the needs of any buyer, seller or holder of the Notes into account in conducting these activities. Such market making, trading and hedging activity, investment banking and other financial services may negatively impact the value of the Notes.

In addition, the role played by Barclays Capital Inc., as the agent for the Notes, could present significant conflicts of interest with the role of Barclays Bank PLC, as issuer of the Notes. For example, Barclays Capital Inc. or its representatives may derive compensation or financial benefit from the distribution of the Notes and such compensation or financial benefit may serve as an incentive to sell the Notes instead of other investments. Furthermore, we and our affiliates establish the offering price of the Notes for initial sale to the public, and the offering price is not based upon any independent verification or valuation.

In addition to the activities described above, we will also act as the Calculation Agent for the Notes. As Calculation Agent, we will determine any values of the Underlier and make any other determinations necessary to calculate any payments on the Notes. In making these determinations, we may be required to make discretionary judgments, including determining whether a market disruption event has occurred on any date that the value of the Underlier is to be determined; if the shares of the Underlier are de-listed or if the Underlier is liquidated or otherwise terminated, selecting a successor fund or, if no successor fund is available, determining whether to accelerate the Maturity Date; and determining whether to adjust any variable described herein in the case of certain events related to the Underlier that the Calculation Agent determines have a diluting or concentrative effect on the theoretical value of the shares of the Underlier. In making these discretionary judgments, our economic interests are potentially adverse to your interests as an investor in the Notes, and any of these determinations may adversely affect any payments on the Notes.

•	The U.S. Federal Income Tax Consequences of an Investment in the Notes Are Uncertain — There is no direct legal authority regarding the proper U.S. federal income tax treatment of the Notes, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the Notes are uncertain, and the IRS or a court might not agree with the treatment of the Notes as prepaid forward contracts, as described above under “Tax Consequences.” If the IRS were successful in asserting an alternative treatment for the Notes, the tax consequences of the ownership and disposition of the Notes could be materially and adversely affected. Even if the treatment of the Notes is respected, the IRS may assert that the Notes constitute “constructive ownership transactions” within the meaning of Section 1260 of the Code, in which case gain recognized in respect of the Notes that would otherwise be long-term capital gain and that was in excess of the “net underlying long-term capital gain” (as defined in Section 1260) would be treated as ordinary income, and a notional interest charge would apply as if that income had accrued for tax purposes at a constant yield over the Notes’ term. Our special tax counsel has not expressed an opinion with respect to whether the constructive ownership rules apply to the Notes. In addition, in 2007 the Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Notes, possibly with retroactive effect. You should review carefully the sections of the accompanying prospectus supplement entitled “Material U.S. Federal Income Tax Consequences—Tax Consequences to U.S. Holders—Notes Treated as Prepaid Forward or Derivative Contracts” and, if you are a non-U.S. holder, “—Tax Consequences to Non-U.S. Holders,” and consult your tax advisor regarding the U.S. federal tax consequences of an investment in the Notes

(including the potential application of the constructive ownership rules, possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

The Health Care Select Sector SPDR® Fund

According to publicly available information, the Underlier is an exchange-traded fund of the Select Sector Trust, a registered investment company, that seeks to track investment results that correspond generally to the price and yield performance, before fees and expenses, of the Health Care Select Sector Index (the “Underlying Index”). The Underlying Index is a capped modified market capitalization-based index that measures the performance of the GICS® health care sector, which currently includes companies in the following industries: pharmaceuticals; health care equipment and supplies; health care providers and services; biotechnology; life sciences tools and services; and health care technology. For more information about the Underlier, see “Exchange-Traded Funds—The Select Sector SPDR® ETFs” in the accompanying underlying supplement.

Historical Information

The graph below sets forth the historical performance of the Underlier from January 2, 2014 to September 27, 2019, based on the daily Closing Prices of the Underlier. The Closing Price of the Underlier on September 27, 2019 was $89.33.

We obtained the Closing Prices of the Underlier from Bloomberg Professional® service, without independent verification. Historical performance of the Underlier should not be taken as an indication of future performance. Future performance of the Underlier may differ significantly from historical performance, and no assurance can be given as to the Closing Price of the Underlier during the term of the Notes, including on any of the Averaging Dates. We cannot give you assurance that the performance of the Underlier will not result in a loss on your initial investment. The Closing Prices below may have been adjusted to reflect certain actions, such as stock splits and reverse stock splits.

* The dotted line indicates a hypothetical Buffer Value of 90.00% of the Closing Price of the Underlier on September 27, 2019. The actual Buffer Value will be equal to 90.00% of the Initial Underlier Value.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Certain Employee Retirement Income Security Act Considerations

Your purchase of a Note in an Individual Retirement Account (an “IRA”) will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the Issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

Additional Information Regarding Our Estimated Value of the Notes

The final terms for the Notes will be determined on the date the Notes are initially priced for sale to the public (the “Pricing Date”) based on prevailing market conditions on or prior to the Pricing Date, and will be communicated to investors either orally or in a final pricing supplement.

Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates and our internal funding rates. Our internal funding rates (which are our internally published borrowing rates based on variables, such as market benchmarks, our appetite for borrowing and our existing obligations coming to maturity) may vary from the levels at which our benchmark debt securities trade in the secondary market. Our estimated value on the Pricing Date is based on our internal funding rates. Our estimated value of the Notes might be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Our estimated value of the Notes on the Pricing Date is expected to be less than the initial issue price of the Notes. The difference between the initial issue price of the Notes and our estimated value of the Notes is expected to result from several factors, including any sales commissions expected to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost that we may incur in hedging our obligations under the Notes, and estimated development and other costs that we may incur in connection with the Notes.

Our estimated value on the Pricing Date is not a prediction of the price at which the Notes may trade in the secondary market, nor will it be the price at which Barclays Capital Inc. may buy or sell the Notes in the secondary market. Subject to normal market and funding conditions, Barclays Capital Inc. or another affiliate of ours intends to offer to purchase the Notes in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after the Pricing Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value on the Pricing Date for a temporary period expected to be approximately six months after the initial Issue Date of the Notes because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, which may include the tenor of the Notes and/or any agreement we may have with the distributors of the Notes. The amount of our estimated costs that we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the initial Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

We urge you to read the “Selected Risk Considerations” beginning on page PS-8 of this pricing supplement.

You may revoke your offer to purchase the Notes at any time prior to the Pricing Date. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their Pricing Date. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Supplemental Plan of Distribution

J.P. Morgan Securities LLC and JPMorgan Chase Bank, N.A. will act as placement agents for the Notes pursuant to separate placement agency agreements with the Issuer. The placement agents will forgo fees for sales to fiduciary accounts. The placement agents will receive a fee from the Issuer or one of its affiliates per Note as specified on the cover of this pricing supplement.